

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3561

November 9, 2009

<u>Via U.S. Mail and Facsimile</u>

Berth H. Milton
Chief Executive Officer
Private Media Group, Inc.
Calle de la Marina 14-16
Floor 18, Suite D, 08005
Barcelona, SPAIN

> **Re:** **Private Media Group, Inc.**
> **Form 10-K for the fiscal year ended December 31, 2008**
> **Filed April 15, 2009**
> **File No. 000-25067**

Dear Mr. Milton:

We have completed our review of your Form 10-K and have no further comments at this time.

Sincerely,

Amanda Ravitz
Branch Chief – Legal